June 15, 2005



Mr. Brian Cascio
Accounting Branch Chief
United States Securities and
  Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Audiovox Corporation
         Form 10-K for the fiscal year ended November 30, 2004
         Filed March 31, 2005
         Form 10-Q for the fiscal quarter ended February 28, 2005
         File No.  1-09532

Dear Mr. Cascio:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the "Staff") letter dated May 31, 2005, with respect to the above-referenced filings (the "Comment Letter"). The responses to the Comment Letter regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letter, set forth our responses to the Staff's comments contained in the Comment Letter.

Form 10-K for the Fiscal Year Ended November 30, 2004

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates - Page 30

SEC Comment:

(1) We note your disclosure on Page 31 that reversals of previously established sales incentive liabilities were $3,889 and $1,803 for fiscal years 2004 and 2003, respectively. We also note your disclosure on Page 40 that net

Mr. Brian Cascio
United States Securities
  and Exchange Commission            June 15, 2005                 Page 2 of  7


     income was favorably impacted by sales incentive reversals of $5,083 and $2,940 for fiscal years 2004 and 2003, respectively. Please reconcile these two amounts. Additionally, please tell us, in substantive detail, the reasons for the significant increase in sales incentives reversals for unearned and unclaimed sales incentives from fiscal year 2003 to 2004 and how this impacts your ability to establish reasonable and reliable estimates of your sales incentive liabilities.

Response:

The reconciliation of reversals of previously established sales incentives liabilities is provided below:

                                                                             Fiscal
  Description                                                      2004                  2003
 ----------------------------------------------------------------------------------------------
 Electronics  (continuing operations - page 31)                   $3,889                 $1,803
 Wireless (discontinued operations - page 40)                      1,194                  1,137
 ----------------------------------------------------------------------------------------------
 Consolidated reversals                                           $5,083                 $2,940
                                                                  ======                 ======

As noted above, the reversals of previously established sales incentive liabilities for the Electronics segment were included in the disclosures on page 31 (critical accounting policies and estimates) as these amounts were included within net sales from continuing operations. The Company's consolidated reversals, including the discontinued Wireless operations, were disclosed on page 40 (MD&A discussion of net income).

The increase in sales incentive reversals from fiscal year 2003 to 2004 was due to a $1,270 and $816 increase in unearned and unclaimed sales incentives from continuing operations, respectively. The increase in the reversals of previously established sales incentives is a direct result of the increase in the amount of sales incentives being accrued to our customers in order to promote sales growth, support new product offerings and remain competitive. The increase in the reversals of unearned sales incentives was due to lower than expected post-holiday sales and an overall reduction in sales from the Company's mass merchants and retail customers that did not meet forecasted sales targets due to economic conditions, competition and pricing pressures in the industry. Accordingly, the actual sales related to certain customer programs did not meet their estimated sales targets required to earn sales incentive funds. The Company has a policy to reverse unearned sales incentive liabilities upon the analysis of actual and subsequent sales data. Unearned sales incentives are reversed into income in the period when the customer does not purchase the required minimum quantities of the product during the specified time period.

The increase in unclaimed sales incentive reversals was due to the expiration of certain sales incentive programs prior to the customer submitting a claim. The Company's policy is to reverse earned but unclaimed sales incentive liabilities upon the expiration of the claim period for each program. The Company believes the reversal of previously established sales incentives liabilities is a disciplined, rational, consistent and systematic method.

Mr. Brian Cascio
United States Securities
  and Exchange Commission            June 15, 2005                 Page 3 of  7


The increase in reversals from fiscal 2003 to fiscal 2004 does not impact the Company's ability to establish reasonable and reliable sales incentive estimates, as the Company believes the provision for and reversal of sales incentives is a disciplined, rational, consistent and systematic process. As discussed in Note 1(g) of the Company's notes to the consolidated financial statements, the process for establishing reliable estimates for sales incentive liabilities is impacted by numerous external factors such as the purchasing volume of our customers, the ability of our customers to achieve their sales targets and the timely submission of sales incentive claims by our customers prior to the expiration date of the claim period. Although the Company makes its best estimate of its sales incentive liability, external factors may impact the Company's actual sales incentive liability and reported operating results.


Consolidated Financial Statements

Note 17 - Contingencies - Page 100

SEC Comment:

(2) We note disclosures related to multiple outstanding litigation that "no assurances regarding the outcome of this matter can be given at this point in the litigation." We also note your general disclosure that "the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition." Please tell us and disclose more details in future filings of the status of the litigation matters and why you believe that they will not have a significant impact on the financial statements. In addition, as discussed in SAB 5Y, a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please respond to us supplementally and revise future filings to comply.

Response:

The Company considers the following factors in determining whether accruals or disclosures are required for pending litigation matters: the date of the occurrence and the cause of action; the degree of probability of an unfavorable outcome and the ability to reasonably estimate the amount of loss. In evaluating the probability of an unfavorable outcome for asserted claims, the Company considered the nature of the litigation, the progress of the case (includes progress after the date of the financial statements but before the issuance of the financial statements), opinions and views of our legal counsel and how the Company intends to defend or respond to the lawsuit. If management determines,

Mr. Brian Cascio
United States Securities
  and Exchange Commission            June 15, 2005                 Page 4 of  7


based on the underlying facts and circumstances, that it is probable a loss will result from a litigation contingency and the amount of the loss can be reasonably estimated, the estimated loss is accrued for.

The Company believes the specific litigation matters disclosed in our fiscal 2004 Form 10-K will not have a material adverse effect on the Company's financial statements, individually or in the aggregate, at the time of the filing. Even though the possibility of an unfavorable outcome is reasonably possible for any one of these claims, the range or amount of loss, if any, cannot be reasonably estimated at this stage of the specific litigation. The majority of these asserted claims are in the early discovery stages of litigation or covered by insurance policies and each case was reviewed by legal counsel. In addition, management evaluated and reviewed these claims with the criteria of SFAS 5. As the estimated loss or range of loss for each asserted claim could not be reasonably estimated at the time of filing as a result of consultation with legal counsel, such information was not disclosed.

For future filings, the Company will continue to update and evaluate the status of each case and enhance the financial statement disclosures in order to address the impact on the Company's financial statements and the possible range of loss, if such estimate can be made at that time. If no estimate of range or loss can be determined, such fact will be disclosed.

Form 10-Q for the Fiscal Quarter Ended February 28, 2005

Item 4 - Controls and Procedures - Page 33

SEC Comment:

(3) Refer to your disclosures related to the material weaknesses identified in your internal control over financial reporting as of February 28, 2005. Supplementally and in future filings, please revise to discuss the impact of the material weakness on financial reporting and the control environment. Additionally, please tell us and disclose in future filings whether your remediation measures have been implemented and when you expect that the remediation of the material weaknesses will be complete.

Response:

Based on the material weaknesses identified during the Company's 2004 fiscal year-end and the control deficiencies that continue to be characterized as material weaknesses during the Company's first quarter ended February 28, 2005, the Company's overall internal controls over financial reporting is determined to be ineffective in accordance with the rules and regulations of the Securities and Exchange Commission. As discussed in Item 4 on page 35, the Company states that these control deficiencies are classified as material weaknesses as there is a more than a remote possibility that a material misstatement to the Company's interim or annual financial statements could occur. However, the material weaknesses identified by management did not cause a material misstatement or have an adverse impact to the Company's financial position or results of operations during fiscal 2004 or the first quarter of fiscal 2005.

Mr. Brian Cascio
United States Securities
  and Exchange Commission            June 15, 2005                 Page 5 of  7


Based on the  nature  and  extent of the  material  weakness  identified,  these deficiencies did impact the Company's financial reporting to the extent that certain controls were put into place to address the specific material weaknesses.

The Company's control environment reflects the tone set by top management and the overall attitude, awareness and actions of the board of directors, management, process owners and others concerning the importance of internal control as well as the emphasis placed on the control in the Company's policies, procedures, methods and organizational structure. These four material weaknesses impacted the Company's control environment to the extent that it increased the awareness of fraud and business risk by the board of directors, management and the process owners. No significant impact to the Company's control environment was otherwise noted.

As discussed in Item 4 on page 35, these control deficiencies have either been remediated or are in the process of being remediated subsequent to February 28, 2005, and before the issuance of the Quarterly Report on Form 10-Q. To date, certain of the remediation plans are operating and other remediation plans are currently being implemented and are expected to be completed and fully implemented before the end of fiscal 2005.

For future filings, the Company will continue to discuss the impact of the material weaknesses on our financial reporting and control environment and the status of implementing our remediation measures.

SEC Comment:

(4) As a related matter, we note your disclosure that "there has been no significant change in the company's internal control over financial reporting during the most recently completed fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting." You then disclosure certain changes to the design and operation of internal control during the first quarter. Supplementally and in future filings please clarify whether there were any changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

To clarify our disclosures in the Quarterly Report on Form 10-Q for the fiscal 2005 first quarter ended February 28, 2005; the Company asserts that there were no changes to its internal controls over financial reporting that occurred during the fiscal 2005 first quarter that would materially affect, or are reasonably likely to materially affect, our internal controls over financial reporting.

Supplementally, the Company made changes to some lower level ancillary controls during the fiscal 2005 first quarter that are not considered material, or significant to the company's internal controls over financial reporting or that are reasonably likely to materially affect the Company's internal control over financial reporting. As noted in our response to Comment #3, the Company has

Mr. Brian Cascio
United States Securities
  and Exchange Commission            June 15, 2005                 Page 6 of  7


implemented, or is in the process of implementing, new internal control changes to remediate control deficiencies.

For future filings, the Company will clarify its disclosures concerning material changes in its internal controls over financial reporting that occurred, or are reasonably likely to materially affect its internal controls over financial reporting, during the quarter.

Mr. Brian Cascio
United States Securities
  and Exchange Commission            June 15, 2005                 Page 7 of  7


If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,



/s/ Charles M.. Stoehr
Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer